Exhibit 99.6
MAG SILVER CORP.
Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return to the address noted above. Alternatively, you may choose to (i) receive the reports by email by registering online at www.computershare.com/mailinglist, or (ii) access the report(s) online at www.sedar.com or www.magsilver.com
Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy
Code at www.computershare.com/privacy or by requesting that we mail you a copy.
MGSQ.BEN_IA.E.18141.PULLS/000001/000001/i
M G S Q
Annual Financial Statements
Mark this box if you would like to
receive the Annual Financial
Statements by mail.
Financial Statements Request Form
Interim Financial Statements
Mark this box if you would like to
receive Interim Financial
Statements by mail.
Please place my name on your financial statements mailing list.